EXHIBIT B


DRAFT - NOT FOR RELEASE

Contacts:

Michael Kelly                 Judy Brennan/Jonathan Gasthalter
California Investment Fund    Citigate Sard Verbinnen
(619) 687-5000                (212) 687-8080


                CALIFORNIA INVESTMENT FUND AND DYNEX CAPITAL
            SIGN LETTER OF INTENT REGARDING ACQUISITION OF DYNEX

SAN DIEGO,  CALIFORNIA - October 3, 2000 - California  Investment Fund, LLC
(CIF),  a  private  real  estate  company   headquartered   in  San  Diego,
California, today announced that it has signed a letter of intent with Dynex Capital, Inc. (NYSE: DX), a Virginia-based mortgage lending institution, with respect to CIF's proposed acquisition of 100% of the equity of Dynex for a purchase price of $90 million in cash. CIF currently owns 572,178 shares of the common stock of Dynex, approximately 5% of the outstanding shares.

The letter of intent provides for a three-week period of exclusivity during which Dynex will not directly or indirectly engage in or facilitate discussions or negotiations with any third party concerning an alternative acquisition transaction. During this period, CIF will also use its best efforts to obtain necessary financing commitments on terms reasonably satisfactory to CIF to consummate the acquisition.

Consummation of the proposed transaction is subject to execution of a definitive merger agreement and to a number of customary conditions.

In connection  with the execution of the letter of intent,  CIF amended its
Schedule 13D. Additional information regarding the letter of intent can be found in such amended Schedule 13D.

California Investment Fund, LLC is a real estate investment company that is a subsidiary of First Commercial Corporation. First Commercial, a private real estate investment company based in San Diego, California, is focused on the acquisition of whole loans and whole loan portfolios secured by commercial real estate. Founded in 1993 by Michael and Richard Kelly, First Commercial Corporation specializes in the commercial real estate secondary market.

Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.